

July 15, 2011

Via E-mail
Mr. Anthony Rotondo, President, Chief Executive Officer and Director
First Surgical Partners, Inc.
411 First Street
Bellaire, Texas 77401

> **Re:** **First Surgical Partners, Inc.**
> **Form 8-K/A**
> **Filed June 21, 2011**
> **File No. 000-52458**

Dear Mr. Rotondo:

We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A, June 21, 2011

1. We note the revisions made in response to comment one of our letter dated May 20, 2011 regarding affiliated surgeons. However, we note that you used the term in prior filings to refer to surgeons that also owned securities in the company. Please revise to clarify the percent of your surgeons that are also shareholders and clarify the percent of revenues that are derived from surgeons that are also shareholders. Please discuss in greater detail how this will impact your plans to expand your business. Also, clarify whether you expect your revenues to continue to be derived primarily from surgeons that are also shareholders. If not, please explain how you plan to expand your business to other surgeons. Lastly, discuss the risks associated with this aspect of your business.

2. We partially reissue comment three of our letter dated May 20, 2011. Please file exhibit 10.15 in its entirety. Also, please file the executed exclusivity letter.

Legal Proceedings, page 9

3. Please explain the fraud/fraudulent non-disclosure and misrepresentation claim and clarify the amount of damages sought. See Item 103 of Regulation S-K.

Financial Statements, page 33

4. We note on page 9 the description of legal proceedings with Aetna Health, Inc. and Aetna Life Insurance Company. Please amend the financial statement footnotes in amendments to your Form 8-K and Form 10-K for the year-ended December 31, 2010 to provide the disclosures set forth in ASC 450-20-50-9 and 50-10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director